UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Stemline Therapeutics, Inc.

(Name of Subject Company)

Stemline Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85858C107

(CUSIP Number of Class of Securities)

Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
750 Lexington Avenue
Eleventh Floor
New York, New York 10022
(646) 502-2311

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Matthew Mamak Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 210-1256

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Stemline Therapeutics, Inc. (“Stemline”) with the Securities and Exchange Commission (the “SEC”) on May 12, 2020, relating to the tender offer by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany (“Parent”), and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. (“Menarini”), a company formed under the laws of Italy, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Stemline for (i) $11.50 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share as set forth in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Parent, Purchaser and Menarini with the SEC on May 12, 2020 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8.   ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Item 8. Additional Information—Legal Proceedings” on page 56 of this Schedule 14D-9 and replacing it with the following paragraph:

On May 13, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Shiva Stein v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-30716 (the “Stein Complaint”). On May 15, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Don Johnston v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-03804 (the “Johnston Complaint”). The complaints allege that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, all of the defendants violated Sections 14(e), 14(d)(4) and 20(a) of the Exchange Act. In addition, the Johnston Complaint alleges that each of the directors violated their fiduciary duty of candor and disclosure. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission to the extent that the Merger Agreement or any of the terms thereof have already been implemented (with regard to the Stein Complaint only), (iii) damages and (iv) plaintiff’s attorneys’ and experts’ fees. The defendants believe the claims asserted in the complaints are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2020	Stemline Therapeutics, Inc.

	By:	/s/ Kenneth Hoberman
	Name:	Kenneth Hoberman
	Title:	Chief Operating Officer